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SECURITIES SION
W

09055049

SEC Mail Processing Section
JAN 29 2009
Washington, DC
106

SEC FILE NUMBER
8-45262

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/07** AND ENDING **11/30/08** *
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York (City) | New York (State) | 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elie Cohen (917) 790-5667
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | NY (State) | 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 9 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Joseph D'Auria, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Morgan Stanley Distributors Inc., as of November 30, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me
this 27th day of January, 2009.

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

MORGAN STANLEY DISTRIBUTORS INC.

(SEC I.D. No. 8-45262)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report
To the Board of Directors and Stockholder of
Morgan Stanley Distributors Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distributors Inc. (the "Company"), a wholly owned subsidiary of Morgan Stanley, as of November 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2009

MORGAN STANLEY DISTRIBUTORS INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2008
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 14,558
Receivables:	
Distribution and shareholder servicing fees, net	4,206
Other	13
Total assets	$ 18,777

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings from affiliates	$ 7,495
Payables :	
12b-1 refunds payable to Funds	1,289
Brokers, dealers and clearing organizations	866
Other	399
Total liabilities	10,049
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares, authorized and outstanding	-
Additional paid-in capital	4,100
Retained earnings	4,628
Total stockholder's equity	8,728
Total liabilities and stockholder's equity	$ 18,777

See Notes to Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTORS INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2008
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Distributors Inc. (the "Company"), a registered broker-dealer, is a wholly-owned subsidiary of Morgan Stanley (the "Parent"). The Company, a Delaware corporation, distributes shares of the Morgan Stanley Funds (the "Funds") which are sold primarily by Morgan Stanley & Co. Incorporated ("MS&Co."), a wholly-owned subsidiary of the Parent. The Company obtains fees from such distribution activities in accordance with plans of distribution between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 ("12b-1"). The Company makes payments to selected broker-dealers, primarily MS&Co., who in turn make payments to financial advisors who service shareholder accounts.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the potential outcome of litigation and other matters that affect the reported amounts in the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balance consists primarily of intercompany funding from the Parent and other intercompany payables.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are primarily invested in money market funds sponsored by an affiliate.

Distribution and Shareholder Servicing Fees Receivable, Net

In general, the Company collects distribution fees and shareholder servicing fees from the Funds based on a percentage of the monthly average of the daily net asset values of certain classes of shares of the Funds in accordance with distribution and shareholder servicing plans between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940. Distribution and shareholder servicing fees are reimbursed to the Funds, and netted against distribution and

shareholder servicing fees obtained, if they exceed contractual limits which are determined on an individual Fund basis. The Company reflects distribution and shareholder servicing fees receivable net of 12b-1 refunds payable to the Funds.

Brokers, Dealers and Clearing Organizations Payable

Payables to brokers, dealers and clearing organizations represent amounts due to external brokers who distribute the shares of the Funds to the public.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Accounting Developments

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48 on December 1, 2007, the Company recorded a cumulative effect adjustment of approximately $32 as a decrease to the opening balance of Retained earnings as of December 1, 2007.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). In fiscal 2007, the Company adopted SFAS No. 158's requirement to recognize the overfunded or underfunded status of its defined benefit and postretirement plans as an asset or liability. In the first quarter of fiscal 2008 the Company recorded an after-tax charge of approximately $2 ($3 pre-tax) to stockholder's equity upon early adoption of SFAS No. 158's other requirement to use the fiscal year-end date as the measurement date.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's specific capital and regulatory requirements.

The cornerstone of the Parent's risk management philosophy is protection of the Parent's franchise, reputation and financial standing. The Parent's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Parent's reputation, senior

management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Parent requires independent Parent-level oversight, constant communication, judgment, and knowledge of specialized products and markets. The Parent's senior management takes an active role in the identification, assessment and management of various risks of the Parent. In recognition of the increasingly varied and complex nature of the global financial services business, the Parent's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Parent's risks, coupled with this risk management philosophy, informs the Parent's risk governance structure. The Parent's risk governance structure includes the Firm Risk Committee, the Capital Structure and Strategic Transactions Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within and across the business units.

The Firm Risk Committee, composed of the Parent's most senior officers, oversees the Parent's risk management structure. The Firm Risk Committee's responsibilities include oversight of the Parent's risk management principles, procedures and limits, and the monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Structure and Strategic Transactions Committee (the "Capital Committee") reviews strategic transactions for the Parent and significant changes to the Parent's capital structure. The Capital Committee's responsibilities include reviewing measures of capital and evaluating capital resources relative to the Parent's risk profile and strategy.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance within the Parent's risk limits; approves certain excesses of the Parent's risk limits; reviews material market, credit and operational risks; reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines the Parent's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of the Parent's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Parent's risk through a number of control processes. The Parent is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Parent's risk management and monitoring systems and processes.

Each business unit has a risk committee that is responsible for ensuring that the business unit, as applicable adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the

risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring, and management policies and procedures, and related controls.

Note 3 - Subordinated Liabilities

The Company has a revolving subordinated loan agreement with the Parent which entitles it to borrow up to $250,000 on or before January 31, 2011. Borrowings would bear interest at a rate to be agreed upon by the Parent and the Company at the time of borrowing. There were no borrowings under this facility during the year.

Note 4 – Distribution and Shareholder Servicing Fees Receivable, Net

At November 30, 2008, the Company netted $2,953 of 12b-1 refunds payable to each applicable Fund against the distribution and shareholder servicing fees receivable owed by that Fund to the Company. This resulted in 12b-1 refunds payable to Funds of $1,289 that do not satisfy the requirement of netting receivables and payables, since the Company only nets 12b-1 refunds payable up to the amount of 12b-1 fees receivable from each applicable Fund.

Note 5 – Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a subsidiary of a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the financial condition of the Company. There are currently no legal reserves recorded by the Company.

Note 6 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company is included in various unitary and combined tax filings. Accordingly, state and local

income taxes have been provided on separate entity income based upon unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred federal and unitary/combined state taxes are offset with other intercompany balances with the Parent.

Deferred income taxes reflect the net tax effect of the temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are primarily attributable to software amortization.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However, at this time it not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The Company, through its inclusion in the Parent's tax returns, is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in states in which the Parent has significant business operations, such as New York. The IRS is scheduled to conclude the fieldwork portion of their examination in the second half of 2009. The Parent regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Parent has established unrecognized tax benefits that the Parent believes are adequate in relation to the potential for additional assessments. Once established, the Parent adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company.

The following are the major tax jurisdictions in which the Parent and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2002

Note 7 - Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority Inc. ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2008, the Company's Net Capital was $8,423, which was $8,173 in excess of its required minimum net capital.

Note 8– Subsequent Event

On December 16, 2008, the Board of Directors of Morgan Stanley approved a change in the firm's fiscal year end from November 30 to December 31 of each year. This change to a calendar year reporting cycle will begin January 1, 2009. As a result, the Company will include the month to date December 2008 results in the results for the thirteen month period ending December 31, 2009.

****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2009

Morgan Stanley Distributors, Inc.
522 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the statement of financial condition of Morgan Stanley Distributors, Inc. (the "Company") as of November 30, 2008 (on which we issued our report dated January 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting "internal control" as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END